Exhibit 99.2

(2)	Each share of Convertible Preferred Stock will be automatically converted into approximately 15 shares of Common Stock upon the first to occur of the consummation of an initial public offering of the Common Stock or receipt by Quality Distribution, Inc. of the consent of its lenders under its credit facility to the conversion.